BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
(604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

04036208

August 3, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
AUG 11 2004
WASH. DC
181 SECTION

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Regent Ventures Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-2000

PROCESSED
AUG 16 2004
THOMSON
FINANCIAL

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since March 23, 2004:

A. Copy of Yukon Annual Return as at July 7, 2004.

B. Unaudited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of unaudited financial statements for the period ended March 31, 2004 with relevant MD&A.

C. Copies of Forms 52-109FT2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

D. Copies of news releases issued during the relevant period.

E. Copy of Form 45-103F4 filed with the British Columbia Securities Commission.

F. Copies of Forms 51-102F3 (Material Change Reports) filed with the British Columbia

Dlw 8/10

and Alberta Securities Commissions.

G. Copies of TSX Venture Exchange letters of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-2000

BUSINESS CORPORATIONS ACT (YUKON)

ANNUAL RETURN

1. Corporation Name: REGENT VENTURES LTD.

2. Corporate Access Number: 23702

3. Corporation's registered office address is:

   501 - 905 West Pender Street
   Vancouver, BC V6C 1L6

4. This report contains information as at: July 7, 2004

5. Corporation's registration date in the Yukon: July 7, 1993

6. The names and addresses of the Directors are:

   Eberhard Mueller
   Penthouse 8 - 1060 Alberni Street
   Vancouver, BC V6E 4K2

   Richard Wilson
   Penthouse 8 - 1060 Alberni Street
   Vancouver, BC V6E 4K2

   Douglas E. Eacrett
   221 3rd Avenue
   New Westminster, BC V3L 1L9

7. The names, addresses and office held of the Officers are:

   Eberhard Mueller
   Penthouse 8 - 1060 Alberni Street
   Vancouver, BC V6E 4K2

   President/CEO

   Gwen Wegner
   407 – 2575 Ware Street
   Abbotsford, BC V2S 3E2

   Secretary

   Joel Brownstein
   350 East 82nd Street, Apt. 9H
   New York, NY 10028
   USA

   CFO

8. All filings required by the *Business Corporations Act* (Yukon) have been made relating to any change in:

   (a) Directors,
   (b) Registered Office Address,
   (c) Attorney(s) Address(es),
   (d) The constating documents of the Corporation.

DATED as of the 7th day of July, 2004.

____
Authorized Signatory

Director
Title

82-2090

REGENT VENTURES LTD.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

REGENT VENTURES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004

(Unaudited)

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, C.A.
Michael J. David, C.A.

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Regent Ventures Ltd. as at March 31, 2004 and the interim consolidated statements of loss and deficit and cash flows for the three month periods ended March 31, 2004 and 2003 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

/s/ Lancaster & David
CHARTERED ACCOUNTANTS

Vancouver, BC
May 25, 2004

Vancouver Office - Suite 510, 701 West Georgia Street, PO Box 10133, Vancouver, BC, Canada, V7Y 1C6 **Facsimile:** 604.602.0867
New Westminster Office – Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2 **Facsimile:** 604. 524.9837
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

REGENT VENTURES LTD.

INTERIM CONSOLIDATED BALANCE SHEET

(Unaudited – see Notice to Reader)

	March 31, 2004	December 31, 2003 *(Audited)*
ASSETS		
CURRENT		
Cash and cash equivalents	$ 20,940	$ 40,724
Short-term investments	10,102	10,053
Taxes recoverable	2,395	15,669
Prepaid expenses and other	4,382	13,663
	37,819	80,109
PROPERTY AND EQUIPMENT *(Note 3)*	16,973	18,118
INTEREST IN MINERAL PROPERTIES *(Note 4)*	1,096,747	941,906
	$ 1,151,539	$ 1,040,133
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 118,111	$ 122,932
Due to related parties *(Note 5)*	20,572	17,773
	138,683	140,705
LIABILITY TO ISSUE SHARES *(Note 6)*	15,600	104,913
	154,283	245,618
SHAREHOLDERS' EQUITY		
SHARE CAPITAL *(Note 7)*	5,369,489	5,106,989
CONTRIBUTED SURPLUS	41,080	41,080
DEFICIT	(4,413,313)	(4,353,554)
	997,256	794,515
	$ 1,151,539	$ 1,040,133

Approved on behalf of the Board:

/s/ Eberhard Mueller
Eberhard Mueller – Director

/s/ Richard Wilson
Richard Wilson – Director

The accompanying notes are an integral part of these interim consolidated financial statements

REGENT VENTURES LTD.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31

		2004		2003
INTEREST INCOME	**$**	**48**	$	79
EXPENSES				
Amortization		**1,145**		1,389
Interest		**4,948**		-
Management fees		**10,500**		10,500
Office and general		**4,101**		677
Office administration		**7,500**		-
Professional fees		**16,724**		21,277
Rent		**3,250**		4,025
Telephone		**1,645**		700
Transfer agent and filing fees		**6,454**		5,955
Travel and promotion		**3,540**		1,712
		59,807		46,235
NET LOSS FOR THE PERIOD		**59,759**		46,156
DEFICIT, BEGINNING OF PERIOD		**4,353,554**		4,106,782
DEFICIT, END OF PERIOD	**$**	**4,413,313**	$	4,152,938
LOSS PER SHARE				
Basic and diluted	**$**	**0.002**	$	0.002
Weighted average number of shares outstanding				
Basic and diluted		**32,160,000**		27,563,000

The accompanying notes are an integral part of these interim consolidated financial statements

REGENT VENTURES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31

	2004	2003
CASH FLOWS PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss for the period	$ (59,759)	$ (46,156)
Adjusted for item not involving cash:		
Amortization	1,145	1,389
	(58,614)	(44,767)
Net changes in non-cash working capital items:		
(Increase) in short-term investments	(49)	(78)
Decrease in taxes recoverable	13,274	11,879
Decrease in prepaid expenses and other	9,282	-
(Decrease) increase in accounts payable and accrued liabilities	(4,821)	10,525
Increase in due to related parties	2,798	6,741
	20,484	29,067
	(38,130)	(15,700)
INVESTING ACTIVITIES		
Mineral property acquisition	(32,354)	-
Mineral property exploration expenditures	(9,987)	(479)
	(42,341)	(479)
FINANCING ACTIVITIES		
Advances from related parties	-	5,800
Issuance of share capital for cash	150,000	-
Liability to issue shares	(89,313)	-
	60,687	5,800
DECREASE IN CASH & CASH EQUIVALENTS DURING THE PERIOD	(19,784)	(10,379)
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	40,724	11,250
CASH & CASH EQUIVALENTS, END OF PERIOD	$ 20,940	$ 871

The accompanying notes are an integral part of these interim consolidated financial statements

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the business of exploring mineral properties and has not yet determined whether properties held contain reserves that are economically recoverable. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses, has not generated profitable operations since inception and at March 31, 2004 has a working capital deficiency of $100,864 (December 31, 2003 - $60,596). Should the Company be unable to continue as a going concern, the realization of assets may be at amounts significantly less than carrying values. The continuation of the Company as a going concern is dependant on its ability to obtain additional equity capital to finance existing operations, attaining commercial production from its mineral properties, and attaining future profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company's annual financial statements for the year ended December 31, 2003, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included. Operating results for the three-month period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.

NOTE 3 – PROPERTY AND EQUIPMENT

	March 31, 2004			December 31, 2003
	Cost	**Accumulated Depreciation**	**Net Book Value**	Net Book Value
Computer hardware	$ 1,760	$ (498)	$ 1,262	$ 1,364
Mining equipment	25,000	(9,619)	15,381	16,406
Office equipment	808	(478)	330	348
	$ 27,568	$ (10,595)	$ 16,973	$ 18,118

NOTE 4 – INTEREST IN MINERAL PROPERTIES

	March 31, 2004	December 31, 2003
Red Mountain Property, Yukon		
Exploration and development costs:		
Incurred during the period:		
Field supplies and other	$ -	$ 11,916
Assaying	-	5,045
Staking	-	3,157
Drilling	-	67,850
Food, lodging and travel	7,345	58,863
Helicopter	-	10,477
Geological consulting	-	9,296
Yukon tax credit	-	(79,500)
	7,345	87,104
Balance, beginning of period	659,968	572,864
Balance, end of period	667,313	659,968
Acquisition costs	181,631	181,631
	848,944	841,599
Raglan Property, Quebec		
Acquisition costs	67,000	67,000
OWYHEE Property, Nevada		
Exploration and development costs:		
Incurred during the period:		
Staking	2,642	33,307
Balance, beginning of period	33,307	-
Balance, end of period	35,949	33,307
Acquisition costs	144,854	-
	180,803	33,307
	$ 1,096,747	$ 941,906
Allocation		
Canada		
Red Mountain Property, Yukon	$ 848,944	$ 841,599
Raglan Property, Quebec	67,000	67,000
	915,944	908,599
United States		
OWYHEE Property, Nevada	180,803	33,307
	$ 1,096,747	$ 941,906

Red Mountain Property, Yukon
The Company has a 100% interest in certain mineral claims located in the Mayo and Dawson Mining Districts in the Yukon Territories. Certain of these claims are subject to a 0.5% net smelter returns ("NSR") royalty.

Raglan Property, Quebec
The Company has a 100% interest in 327 mineral claims located in the Ungava region of the Province of Quebec. The property is subject to a 1% NSR royalty.

OWYHEE Property, Nevada
The Company has a 100% interest in 9 patented and 51 staked mineral claims located in the Jerritt Canyon Mining District, Nevada. The property is subject to a 2% overriding royalty.

NOTE 5 - RELATED PARTY TRANSACTIONS

a) During the three-month period ended March 31, 2004, the Company incurred the following to a private company controlled by two directors: management fees of $10,500 (2003 - $10,500); and rent of $3,250 (2003 - $2,700). At March 31, 2004 a net amount of $26,983 (December 31, 2003 - $24,496) is owing to this company and the two directors. The Company has advanced to a relative of a director and officer of the Company $6,412 for exploration and development expenditures on the Red Mountain Property in the Yukon Territory. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

b) During the three-month period ended March 31, 2004 the Company incurred $11,660 (2003 - $18,177) in professional fees and $4,948 (2003 - $0) in interest charges to a legal firm of which a director of the Company is an employee. At March 31, 2004 $100,185 (December 31, 2003 - $83,211) is owing to this firm, and is accruing interest at the rate of 2% per month.

c) The above-noted transactions were recorded at exchange value, which was the amount of consideration established and agreed to by the related parties.

d) During the three-month period ended March 31, 2004, three private companies controlled by directors and a relative of a director subscribed to 600,000 units of a private placement at a price of $0.06 per unit.

NOTE 6 – LIABILITY TO ISSUE SHARES

The Company received partial proceeds of $15,600 from a non-brokered private placement consisting of 4,250,000 units at a price of $0.06 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional share at a price of $0.10 per share for a one-year period. Two private companies controlled by directors and officers subscribed for 1,050,000 units of this private placement. Subsequently, the Company received the balance of proceeds and received final acceptance from the Exchange.

NOTE 7 - SHARE CAPITAL

Authorized:
100,000,000 common shares without par value

	Shares	Value
Issued:		
Balance at December 31, 2002	27,096,596	$ 4,870,989
Issued during the period:		
- for cash by way of a private placement	500,000	50,000
Balance at March 31, 2003 *(Unaudited)*	27,596,596	$ 4,920,989
Balance at December 31, 2003	29,396,596	$ 5,106,989
Issued during the period:		
- for mineral property	1,500,000	112,500
- for cash by way of private placements *(Note 5(d))*	2,500,000	150,000
Balance as at March 31, 2004 *(Unaudited)*	33,396,596	$ 5,369,489

The Company completed a private placement of 2,500,000 units at a price of $0.06 per unit for total proceeds of $150,000. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.10 per share for a period of one year. Refer to Note 5(d).

Share purchase warrants are outstanding to purchase 4,500,000 common shares as follows: 1,500,000 common shares exercisable at a price of $0.13 per share on or before September 3, 2004, 500,000 common shares exercisable at a price of $0.10 per share on or before January 6, 2005, and 2,500,000 common shares exercisable at a price of $0.10 per share on or before February 5, 2005.

NOTE 8 – STOCK OPTIONS

The Board of Directors is authorized, pursuant to the Company's Stock Option Plan, to grant options to directors, officers, consultants or employees to acquire up to 10% of issued and outstanding common shares. The exercise price of options granted shall not be less than the price permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction. A summary of the changes in the Company's common share purchase options is presented below:

	Three-month period ended March 31, 2004		Year ended December 31, 2003	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	2,759,000	$ 0.15	2,700,000	$ 0.17
Granted	-	-	859,000	0.10
Exercised	-	-	-	-
Forfeited / Cancelled	-	-	(800,000)	0.16
Balance, end of period	2,759,000	$ 0.15	2,759,000	$ 0.15

Director and employee stock options are outstanding to purchase up to 2,759,000 common shares as follows: 1,900,000 common shares exercisable at a price of $0.17 per share up to June 28, 2004; and 859,000 common shares exercisable at a price of $0.10 per share up to June 12, 2005.

Exercise price	Weighted Average Remaining Contractual Life (in years)	March 31, 2004 Outstanding	March 31, 2004 Exercisable
$0.10	1.20	859,000	859,000
$0.17	0.24	1,900,000	1,900,000
		2,759,000	2,759,000

82-2013

REGENT VENTURES LTD.

FORM 51-102F1
Management's Discussion & Analysis

INTERIM - FOR THE THREE MONTHS ENDED MARCH 31, 2004

This discussion and analysis for the three-month period ended March 31, 2004 is prepared as of, and contains disclosure of material changes occurring up to and including, May 28, 2004. This is the Issuer's initial report filed pursuant to this new form and will contain some disclosure usually incorporated in the annual management discussion and analysis.

Description of Business

The Issuer is a junior resource company engaged in the acquisition, exploration and development of mineral resources properties with its principal focus on gold and other precious metals. The Issuer currently holds interests in three mineral properties: the Red Mountain, situated in the Mayo Mining District, Yukon Territory; the Raglan, situated in the Ungava area of the Province of Quebec; and the Protection Group, situated near Mountain City in north Elko County, Nevada. The Issuer is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol REV.

Red Mountain Property

The Issuer holds a 100% interest in 243 claims comprising approximately 12,000 acres located in the Mayo and Dawson Mining Districts, Yukon Territory, which makes up the Red Mountain Property. 68 of the claims, known as the BX Claims, are subject to a 0.5% royalty. The Red Mountain Property is situated in the Tintina Gold Belt of the Yukon and is being explored for gold mineralization.

The Issuer acquired its initial interest in the Red Mountain Property in 1993 and to date has spent $2,381,335 on exploration of the Property and $181,631 on acquisition costs. To reconcile with the Issuer's financial statements, $1,555,692 of deferred exploration expenditures were written off in 2000 due to several years of inactivity on the property during adverse gold markets and the Issuer has received tax credits from the Yukon Territory over the last two years totalling $158,330 which have been offset against the expenditures in the Issuer's financial statements.

During the three months ended March 31, 2004, the Issuer spent $7,345 on travel with respect to its Red Mountain Property and $2,642 on staking with respect to its OWYHEE Property. Other than this, no exploration was carried out during the quarter.

Raglan Property

On November 20, 2002, the Issuer entered into an agreement to acquire 30,000 acres of claims in the Ungava area of the Province of Quebec. The Issuer acquired the claims for a cash payment of $30,000 and the issuance of 300,000 shares of the Issuer to the vendor. The claims are subject to a 1% royalty retained by the vendor. The Ungava area is being explored for nickel, platinum and palladium mineralization. The Issuer has not conducted any exploration on this property to date.

OWYHEE (Protection Group) Property

In December, 2003, the Issuer had a subsidiary, Regent Ventures (Nevada) Inc., incorporated in the State of Nevada through which it acquired a 100% interest in nine (9) patented mining claims comprising 175

acres located in the north Carlin region of Elko County near Mountain City, Nevada, approximately 84 miles north of the Elko, Nevada. The property is subject to a 2% overriding royalty to the vendors. The Issuer acquired the interest through the payment of US$25,000 in cash and the issuance of 1,500,000 shares in the capital of the Issuer to the vendors.

In conjunction with the acquisition, the Issuer has staked an additional 51 claims contiguous to the purchased property at a cost of $35,949 to bring its total land position there to approximately 1200 acres.

Future Developments

Management has been encouraged by the results to date on the Red Mountain Property and arranged for drilling equipment to be left on site and winterized at the end of last season. Management plans to continue its drilling program as soon as seasonal conditions permit. Typically, exploration programs do not commence before June in the Mayo area.

Work must be undertaken this season on the Issuer's Raglan Property to maintain the licences in good standing. Management anticipates undertaking a preliminary program of airborne geophysics and surface prospecting on the Raglan Property when the seasonal conditions permit.

The Company commenced a work program of mapping, surface sampling and trenching in mid-April, 2004 which was expected to complete in mid-May. After some early delays, the program has now been extended and is expected to complete at the end of June. If warranted by the results following this initial program, the Issuer intends to undertake a drilling program on the OWYHEE Property.

No budgets have been set for these programs and the extent of work to be carried out on each property will depend upon the funds the Issuer can raise through equity financing by way of private placement of its securities.

Related Party Transactions

During the three months ended March 31, 2004, the Issuer accrued or paid:

1. Management fees of $10,500 and rent of $3,250 to Mercap Investments Inc., a private company owned fifty percent by Ed Mueller, President and a director of the Issuer, and fifty percent by Richard Wilson, a director of the Issuer;

2. Legal fees of $11,660 and interest on outstanding accounts of $4,948 to a law firm of which Douglas Eacrett, a director of the Issuer, is an associate; and

3. An advance of $6.412 to Roy Mueller, son of Ed Mueller, President and a director of the Issuer, for exploration and development expenses to be incurred on behalf of the Issuer.

On February 5, 2004, the Issuer completed a private placement of 2,500,000 units in which certain directors, officers and other related parties participated as follows: Active Management Ltd., a private company wholly-owned by Ed Mueller, President and a director of the Issuer, subscribed for 75,000 units; Cobalt Enterprises Ltd., a private company wholly-owned by Richard Wilson, a director of the Issuer, subscribed for 75,000 units; Mercap Investments Inc., a private company owned fifty percent by Ed Mueller, President and a director of the Issuer, and fifty percent by Richard Wilson, a director of the Issuer, subscribed for 300,000 units; and Krystyna Mueller, wife of Ed Mueller, President and a director of the Issuer, subscribed for 150,000 units. The private placement was conducted in accordance with the policies, and was subject to the approval, of the TSX Venture Exchange.

General and Administrative

As this interim filing is the initial filing for the Issuer on Form 51-102F1, the Issuer is including the following information that would normally be included on the annual filing.

TABLE OF SELECTED FINANCIAL INFORMATION

	Dec. 31 2003 $	Dec. 31 2002 $	Dec. 31 2001 $
Total Revenues	204	564	26
Net Loss	246,772	140,531	81,329
Basic Loss per Share	0.01	0.01	0.01
Fully Diluted Loss per Share	0.01	Anti-dilutive	Anti-dilutive
Total Assets	1,040,133	833,432	671,820
Long-term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

For discussion of the factors giving rise to changes between the December 31, 2002 and 2001 figures as set out in the table above please refer to Schedule C of BC Form 51-901F filed May 8, 2002 under the Issuer's name at www.sedar.com.

For discussion of the factors giving rise to changes between the December 31, 2003 and 2002 figures as set out in the table above please refer to Schedule C of BC Form 51-901F filed March 27, 2003 under the Issuer's name at www.sedar.com.

The Issuer's financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada and the reporting currency is Canadian dollars.

SUMMARY OF QUARTERLY RESULTS

	Dec. 31 2003 $	Sept. 30 2003 $	June 30 2003 $	Mar. 31 2003 $	Dec. 31 2002 $	Sept. 30 2002 $	June 30 2002 $	Mar. 31 2002 $
Total Revenues	49	39	37	79	-	128	294	142
Net Loss	83,960	62,553	54,103	46,156	33,422	23,586	38,191	45,332
Basic Loss/Share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Fully Diluted Loss/Share	0.01	Note 1	Note 1	0.01	Note 1	Note 1	Note 1	Note 1

Note 1. In the circumstances of the Issuer, taking into consideration the full exercise of all outstanding warrants and options on loss per share has an anti-dilutive effect.

Discussion of Summary of Quarterly Results

The level of the Issuer's expenditures in any quarter is related to the activity of the Issuer in that period. Historically, the Issuer's main activity occurred in the second and third quarters each year as it geared up for, and undertook, its work programs on its Red Mountain Property in the Yukon Territory. The work season in the Yukon is limited to the summer time due to the severe weather conditions. During 2003, the

Issuer acquired two additional property interests. One of these, the OWYHEE property in Nevada will provide a much longer work season, increasing the activity of the Issuer year round.

Referring to the table above, expenses for the quarter ended March 31, 2002 are up over other quarters in that year essentially due to two non-recurring items. The Issuer incurred approximately $2,500 in property investigation expenses in that period and approximately $7,500 in travel expenses for a U.S. resident board member to attend at meetings. The board member did not continue as a director following the Issuer's Annual Meeting that year.

As a whole, the expenses incurred in each quarter in 2003 are higher than 2002. This is due to an increased level of activity by the Issuer in 2003 with financing activities and the acquisition of the two additional property interests. During the year, the Issuer hired an administrative assistant to assist with the increased administrative work load. Also, the increased activity of the Issuer resulted in increased regulatory filings and the related increase in professional fees. The expenses for the quarter ended December 31, 2003 are considerably higher due to the reporting of stock-based compensation for the period for the first time in compliance with revised accounting standards. Without this new $41,080 item, expenses for December would be $42,880 which is more in line with the expected results for the period.

Discussion of Quarter Ended March 31, 2004

Expenditures for the three months ended March 31, 2004 are up approximately $13,500 over the same period in 2003. The main part ($7,500) of this increase is due to the costs of an administrative assistant hired by the Issuer in mid-2003 and therefor not on staff in the first quarter of 2003. In addition, the Issuer had a cost sharing agreement with another company with respect to its office and administrative expenses that was in effect in the first quarter of 2003 but not in this quarter of 2004. Office and general expenses ($3,424) are higher in 2004 in part due to the loss of the cost sharing arrangement and also because of the general increased activity and the costs of developing and maintaining a web site for the Issuer. A reduction in professional fees of $4,553 is offset by an increase in interest charges of $4,948 with respect to unpaid accounts payable outstanding. There are other minor changes in several other expense categories which make up the balance of the difference between the periods.

Investor Relations

No investor relations activities were undertaken by or on behalf of the Issuer during the period and no investor relations arrangements or contracts were entered into by the Issuer during the period.

Liquidity and Capital Resources

The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital. In the short term, directors of the Issuer have provided cash advances to meet urgent operating needs. At the beginning of the period at January 1, 2004, the Issuer had a working capital deficit of $60,596. During the period, the Issuer received a further $45,087 in proceeds with respect to its private placement of 2,500,000 units of its securities at $0.06 per unit announced December 18, 2003 and which closed on February 5, 2004. The Issuer also received during the quarter, $15,600 in proceeds with respect to a private placement offering of 2,500,000 units of its securities at $0.06 per unit announced March 3, 2004. This new private placement did not close until after the end of the quarter. Accordingly, at March 31, 2004, the Issuer had a working capital deficit of $100,864.

The Issuer owns the interests in the properties that it holds and accordingly has no has no contractual obligations for expenditures thereon. The only obligation, therefore, to perform work on the properties is the regulatory requirements in the jurisdictions where the properties are located to perform annual assessment work. The Issuer will have to carry out a work program on the Raglan Property this year to satisfy assessment work requirements to keep those claims in good standing. The Issuer is currently reviewing this matter and has not finalized its plans for a work program at the date of this discussion.

Aside from assessment work requirements regarding the Raglan Property, the Issuer is also planning work programs on both the Red Mountain and the OWYHEE properties this year. The budget for, and extent of, these programs has not been finalized at the date of this discussion.

Subsequent to the quarter end, on April 29, 2004, the Issuer announced an amendment to its private placement to increase the offering and the offering closed with respect to 4,250,000 units of the Issuer's securities at $0.06 per unit raising a total of $255,000 in working capital for the Issuer. Further working capital of $46,000 was received subsequent to the quarter end upon receipt of the mining tax credit from the Yukon Territory with respect to last year's work program. These funds will eliminate the Issuer's working capital deficit and provide funds to administer its corporate affairs and to apply to part of its proposed work programs. Additional funds may be required to be raised to carry out the full exploration programs being considered by the Issuer. These funds will be raised through further private placement offerings of its securities and/or from the proceeds of the exercise of outstanding stock options and share purchase warrants. There can be no assurance that the Issuer will be able to raise the necessary funds in this manner.

Particulars of Outstanding Securities of the Issuer

As at the date of this discussion, the Issuer had the following securities outstanding:

Common Shares

Date	Number Outstanding
May 28, 2004	37,646,596

Share Purchase Warrants

Each outstanding Share Purchase Warrant entitles the holder to acquire one previously unissued common share of the Issuer at the prices and for the periods of time set out in the table below:

Number of Warrants Outstanding	Exercise Price	Expiry Date
1,500,000	$0.13 per share	03/09/04
500,000	$0.10 per share	06/01/05
2,500,000	$0.10 per share	05/02/05
4,250,000	$0.10 per share	26/05/05
Total 8,750,000		

Incentive Stock Options

Each outstanding Incentive Stock Option entitles the holder to acquire one previously unissued common share of the Issuer at the prices and for the periods of time set out in the table below:

Number of Options Outstanding	Exercise Price	Expiry Date
1,900,000	$0.17 per share	28/06/04
859,000	$0.10 per share	06/12/05
Total 2,759,000		

82-2050

REGENT VENTURES LTD.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Ed Mueller, President and Chief Executive Officer for **Regent Ventures Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Regent Ventures Ltd.** (the issuer) for the interim period ending **March 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 31, 2004

"Ed Mueller"

ED MUELLER
President & CEO

82-2000

REGENT VENTURES LTD.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Joel Brownstein, Chief Financial Officer for **Regent Ventures Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Regent Ventures Ltd.** (the issuer) for the interim period ending **March 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 31, 2004

"Joel Brownstein"
JOEL BROWNSTEIN
Chief Financial Officer

82-2000

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775 Fax: (604) 687-3581
Website: www.regentventures.ca

April 20, 2004

Trading Symbol: REV
12g3-2(b): 82-2000

WORK PROGRAM COMMENCING

OWYHEE Property, Nevada

Regent Ventures Ltd. (the "Company") has started its work program on the OWYHEE property located in the Jerritt Canyon mining district North Eastern Nevada on the Carlin Trend near Mountain City.

The Company has a 100% interest in 9 patented and 51 staked claims covering approximately 2 square miles. The property hosts a number of high grade gold and silver veins in a monzonite stock of cretaceous age. Phase one of the program will be mapping, sampling, and trenching to define drill targets. Phase one will be completed in mid May.

Yukon Tintina Gold Belt

The Company has 243 claims (12,000 acres) at Red Mountain.

Last season construction was completed on the access road. This now permits the Company to bring in heavy drilling equipment. Full camp facilities are in place.

The focus for the season will be drilling on the 50/50 fault zone where previous work has identified a strong multi-element geochemical anomaly (gold/silver) (which can be traced for a distance of over 1,000 metres from the Saddle Zone to Hobo Creek) with a coincident geophysical (IP) anomaly.

The Saddle Zone has had over 30 holes drilled on it which have outlined a broad zone of mineralization over 600 feet in thickness. Drilling in this zone has intercepted high-grade gold values associated with veins, faults and silicified breccias. Diamond drill hole DD02-35 intersected 2 metres grading 15 grams of gold per tonne (6.6 feet grading 0.43 ounce of gold per ton) at a depth of 210 metes. Diamond drill hole DD01-28 intersected 3.3 metres grading 19.8 grams of gold per tonne (10.8 feet grading 0.57 ounce of gold per ton) at a depth of 147 metres and diamond drill hole DD94-02 intersected 3.35 metres grading 15.26 grams per

tonne (11 feet grading 0.44 ounce of gold per ton) at a depth of 102 metres.

The Company's geologists have indicated that the large volumes of rock containing highly anomalous gold values suggest the presence of a large hydrothermal gold system in the Saddle Zone. Several deep drill holes to test the down dip extension of the Zone will be drilled from stations along Hobo Creek.

Ungava, Quebec - Raglan Mining District

The Company has a 100% interest in 32,000 acres in this prolific Nickel, Copper Platinum Belt. The property is located some 10 Km Northwest of Falconbridge's Raglan Mine.

For further information on the Company and its Property, please refer to the Company's Annual Information Form filed on the Sedar system (www.sedar.com).

REGENT VENTURES LTD.

Per: *"Richard Wilson"*
Richard Wilson, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-2000

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775 Fax: (604) 687-3581
Website: www.regentventures.ca

April 29, 2004

Trading Symbol: REV
12g3-2(b): 82-2000

PRIVATE PLACEMENT INCREASED

Regent Ventures Ltd. (the "Company") is pleased to announce that it has agreed to increase its financing announced March 3, 2004 to a $270,000 private placement of 4,500,000 units of its securities at a price of $0.06 per unit, each unit consisting of one common share and one non-transferable share purchase warrant, with each such warrant entitling the holder to purchase one additional common share of the Company at a price of $0.10 per share for one year.

The proceeds from the private placement will be used for general working capital.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

REGENT VENTURES LTD.

Per: *"Ed Mueller"*
Ed Mueller, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-2000

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775 Fax: (604) 687-3581
Website: www.regentventures.ca

June 8, 2004

Trading Symbol: REV
12g3-2(b): 82-2000

PRIVATE PLACEMENT CLOSED/ FINANCIAL STATEMENTS FILED

Private Placement

Further to its news releases of March 4, 2004 and April 29, 2004, Regent Ventures Ltd. (the "Company") announces the completion of its private placement as to 4,250,000 units at $0.06 per unit to provide $255,000 in working capital for the Company. Each unit consists of one common share and one one-year non-transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.10 per share. The units are restricted from trading until September 27, 2004.

Quarterly Financial Information

The Company also announces that it has filed its interim unaudited financial statements and management discussion and analysis for the three months ended March 31, 2004 on the SEDAR system (www.sedar.com). The following is a summary of information contained in the financial statements. For further information please refer to the filings on SEDAR or call the Company.

	Three Months Ended March 31	
Item	**2004**	**2003**
Total assets	$1,151,539	$810,448
Total liabilities	$154,283	$42,397
Shareholders' equity	$997,256	$768,051
Working capital (deficiency)	($101,164)	($28,844)
Revenues	$48	$79
Expenses	$59,807	$46,235
Cash raised in the period	$60,687	$5,800
Cash used in the period	$80,471	$16,179

REGENT VENTURES LTD.

per: *"Ed Mueller"*
Ed Mueller, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-2000

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775 Fax: (604) 687-3581
Website: www.regentventures.ca

June 16, 2004

Trading Symbol: REV
12g3-2(b): 82-2000

NEWS RELEASE

Red Mountain Property, Yukon Tintina Gold Belt

Regent Ventures Ltd. (the "Company") is pleased to announce that it has entered into an option agreement with ASC Industries Ltd. ("ASC") pursuant to which the Company has granted an option to ASC to acquire an undivided 50% interest in the 234 claims comprising the Company's Red Mountain Property. In order to earn the interest and keep the option in good standing, ASC must:

- expend not less than $300,000 in exploration costs on the property on or before November 30, 2004;
- expend not less than $800,000 of cumulative exploration costs on the property on or before November 30, 2005;
- expend not less than $1,500,000 of cumulative exploration costs on the property on or before November 30, 2006;
- grant to the Company 350,000 share purchase warrants exercisable at $0.55 for a one year period.

The Company has retained a 1% Net Smelter Returns royalty with respect to the Red Mountain Property.

ASC currently holds, amongst other properties, the Ice Claims which adjoin the Red Mountain Property immediately to the south and southwest. ASC's 2004 work program will involve drilling on both the Ice Claims and the Red Mountain Property. A work crew has been mobilized and drilling has commenced.

Upon ASC earning an undivided 50% interest in the Red Mountain Property, the option agreement contemplates the formation of a joint venture for the further development of the property.

The grant of the option to ASC is subject to acceptance for filing by the TSX Venture Exchange.

OWYHEE Property, Nevada

Phase I of the work program on the Company's OWYHEE Property located on the Carlin Trend in North Eastern Nevada is continuing and is expected to be completed by the end of June. Phase I of the program consists of mapping, sampling and trenching to define drill targets. Phase II of the program, will consist of a drill program.

REGENT VENTURES LTD.

Per: *"Ed Mueller"*
Ed Mueller, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775
Fax: (604) 687-3581
Website: www.regentventures.ca

July 2, 2004

Trading Symbol: REV
12g3-2(b): 82-2000

OPTIONS GRANTED

Regent Ventures Ltd. (the "Company") announces that it has granted Incentive Stock Options on 2,906,659 shares of the Company's capital stock, exercisable up to two (2) years at a price of $0.10 per share which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. The options are granted pursuant to the Company's Stock Option Plan and will be subject to applicable regulatory hold periods.

REGENT VENTURES LTD.

Per: *"Ed Mueller"*
Ed Mueller, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-2000

RECEIVED
AUG 11 2004

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775 Fax: (604) 687-3581
Website: www.regentventures.ca

July 26, 2004

Trading Symbol: REV
12g3-2(b): 82-2000

PRIVATE PLACEMENT

Regent Ventures Ltd. (the "Company") is pleased to announce that it has agreed to a $105,000 private placement of 1,500,000 units of its securities at a price of $0.07 per unit, each unit consisting of one common share and one non-transferable share purchase warrant, with each such warrant entitling the holder to purchase one additional common share of the Company at a price of $0.10 per share for one year.

The proceeds from the private placement will be used for general working capital.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

REGENT VENTURES LTD.

Per: *"Ed Mueller"*
Ed Mueller, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-2000

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. Also state the full name and address of the vendor, if this report is filed (a) by a vendor who is not the issuer, and (b) in connection with an exemption other than those contained in MI 45-103.

Regent Ventures Ltd.
Name of issuer
Penthouse 8, 1060 Alberni Street, Vancouver, BC V6E 4K2
Address
(604) 669-7775
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

May 26, 2004.

4. For each security distributed:
(a) Describe the type of security, and
(b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

2,760,000 units, each unit comprised of one common share and one one-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.10 on or before May 26, 2005.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities

distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.06	$162,600.00
USA	$0.06	$3,000.00
Total dollar value of distribution in all jurisdictions (Canadian $)		$165,600.00

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, in applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: May 28, 2004.

Regent Ventures Ltd.
Name of issuer or vendor *(please print)*

Richard Wilson, Director
Print name and position of person signing

Signature

82-2010

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

SEC MAIL PROCESSING SECTION
AUG 11 2004
WASH. D.C. 181

Item 1. **Reporting Issuer**

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. **Date of Material Change**

April 20, 2004

Item 3. **Press Release**

Press Release dated April 20, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer gives an update on its properties and work programs to be conducted thereon.

Item 5. **Full Description of Material Change**

OWYHEE Property, Nevada

The Issuer has started its work program on the OWYHEE property located in the Jerritt Canyon mining district North Eastern Nevada on the Carlin Trend near Mountain City.

The Issuer has a 100% interest in 9 patented and 51 staked claims covering approximately 2 square miles. The property hosts a number of high grade gold and silver veins in a monzonite stock of cretaceous age. Phase one of the program will be mapping, sampling, and trenching to define drill targets. Phase one will be completed in mid May.

Yukon Tintina Gold Belt

The Issuer has 243 claims (12,000 acres) at Red Mountain.

Last season construction was completed on the access road. This now permits the Issuer to bring in heavy drilling equipment. Full camp facilities are in place.

The focus for the season will be drilling on the 50/50 fault zone where previous work has identified a strong multi-element geochemical anomaly (gold/silver) (which can be traced for a distance of over 1,000 metres from the Saddle Zone to Hobo Creek) with a coincident geophysical (IP) anomaly.

The Saddle Zone has had over 30 holes drilled on it which have outlined a broad zone of mineralization over 600 feet in thickness. Drilling in this zone has intercepted high-grade gold values associated with veins, faults and silicified breccias. Diamond drill hole DD02-35 intersected 2 metres grading 15 grams of gold per tonne (6.6 feet grading 0.43 ounce of gold per ton) at a depth of 210 metes. Diamond drill hole DD01-28 intersected 3.3 metres grading 19.8 grams of gold per tonne (10.8 feet grading 0.57 ounce of gold per ton) at a depth of 147 metres and diamond drill hole DD94-02 intersected 3.35 metres grading 15.26 grams per tonne (11 feet grading 0.44 ounce of gold per ton) at a depth of 102 metres.

The Issuer's geologists have indicated that the large volumes of rock containing highly Zone. Several deep drill holes to test the down dip extension of the Zone will be drilled from stations along Hobo Creek.

Ungava, Quebec - Raglan Mining District

The Issuer has a 100% interest in 32,000 acres in this prolific Nickel, Copper Platinum Belt. The property is located some 10 Km Northwest of Falconbridge's Raglan Mine.

Item 6. Reliance on Section 7(2) of National Instrument 51-102

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 27th day of April, 2004.

"Douglas Eacrett"
Douglas Eacrett, Director

82-2019

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

RECEIVED AUG 11 2004 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item 1. **Reporting Issuer**

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. **Date of Material Change**

April 29, 2004

Item 3. **Press Release**

Press Release dated April 29, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces an increase to an earlier announced private placement financing.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has agreed to increase its financing announced March 3, 2004 to a $270,000 private placement of 4,500,000 units of its securities at a price of $0.06 per unit, each unit consisting of one common share and one non-transferable share purchase warrant, with each such warrant entitling the holder to purchase one additional common share of the Issuer at a price of $0.10 per share for one year.

The proceeds from the private placement will be used for general working capital.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Section 7(2) of National Instrument 51-102**

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 4th day of May, 2004.

"Douglas Eacrett"
Douglas Eacrett, Director

82-2000

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 11 2004
WASH. D.C. 181

Item 1. **Reporting Issuer**

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. **Date of Material Change**

June 8, 2004

Item 3. **Press Release**

Press Release dated June 8, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the completion of a private placement, filing of Interim financial statements and financial results for the period ended March 31, 2004.

Item 5. **Full Description of Material Change**

Private Placement

Further to its news releases of March 4, 2004 and April 29, 2004, the Issuer announces the completion of its private placement as to 4,250,000 units at $0.06 per unit to provide $255,000 in working capital for the Issuer. Each unit consists of one common share and one one-year non-transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.10 per share. The units are restricted from trading until September 27, 2004.

Quarterly Financial Information

The Issuer also announces that it has filed its interim unaudited financial statements and management discussion and analysis for the three months ended March 31, 2004 on the SEDAR system (www.sedar.com). The following is a summary of

information contained in the financial statements. For further information please refer to the filings on SEDAR or call the Issuer.

Item	Three Months Ended March 31	
	2004	2003
Total assets	$1,151,539	$810,448
Total liabilities	$154,283	$42,397
Shareholders' equity	$997,256	$768,051
Working capital (deficiency)	($101,164)	($28,844)
Revenues	$48	$79
Expenses	$59,807	$46,235
Cash raised in the period	$60,687	$5,800
Cash used in the period	$80,471	$16,179

Item 6. **Reliance on Section 7.1(2) or (3) of the National Instrument 51-102**

The Issuer is not relying on Section 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 17th day of June, 2004.

"Douglas Eacrett"
Douglas Eacrett, Director

82-2000

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. **Date of Material Change**

June 16, 2004

Item 3. **Press Release**

Press Release dated June 16, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has entered into an option agreement with ASC Industries Ltd. with respect to the Issuer's Red Mountain Property. The Issuer also gave an update on its work program on it's OWYHEE Porperty.

Item 5. **Full Description of Material Change**

Red Mountain Property, Yukon Tintina Gold Belt

The Issuer is pleased to announce that it has entered into an option agreement with ASC Industries Ltd. ("ASC") pursuant to which the Issuer has granted an option to ASC to acquire an undivided 50% interest in the 234 claims comprising the Issuer's Red Mountain Property. In order to earn the interest and keep the option in good standing, ASC must:

- expend not less than $300,000 in exploration costs on the property on or before November 30, 2004;
- expend not less than $800,000 of cumulative exploration costs on the property

on or before November 30, 2005;

- expend not less than $1,500,000 of cumulative exploration costs on the property on or before November 30, 2006;
- grant to the Issuer 350,000 share purchase warrants exercisable at $0.55 for a one year period.

The Issuer has retained a 1% Net Smelter Returns royalty with respect to the Red Mountain Property.

ASC currently holds, amongst other properties, the Ice Claims which adjoin the Red Mountain Property immediately to the south and southwest. ASC's 2004 work program will involve drilling on both the Ice Claims and the Red Mountain Property. A work crew has been mobilized and drilling has commenced.

Upon ASC earning an undivided 50% interest in the Red Mountain Property, the option agreement contemplates the formation of a joint venture for the further development of the property.

The grant of the option to ASC is subject to acceptance for filing by the TSX Venture Exchange.

OWYHEE Property, Nevada

Phase I of the work program on the Issuer's OWYHEE Property located on the Carlin Trend in North Eastern Nevada is continuing and is expected to be completed by the end of June. Phase I of the program consists of mapping, sampling and trenching to define drill targets. Phase II of the program, will consist of a drill program.

Item 6. **Reliance on Subsection 7.1(2) or (3) of the National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 29th day of June, 2004.

"Douglas Eacrett"
Douglas Eacrett, Director

82-3601

TSX venture EXCHANGE

May 19, 2004

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

Dear Sirs\Mesdames:

Re: **REGENT VENTURES LTD. ("REV")**
Private Placement-Non-Brokered – Submission No: 92107

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced March 3 and April 29, 2004:

Number of Shares:	4,260,000 shares
Purchase Price:	$0.06 per share
Warrants:	4,260,000 share purchase warrants to purchase 4,260,000 shares
Warrant Exercise Price:	$0.10 for a one year period
Number of Placees:	15 placees

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P /	# of Shares
Active Management Ltd. (Eberhard Mueller)	Y	50,000
Joel Brownstein	Y	450,000
Mercap Investments Inc. (Eberhard Mueller and Richard Wilson)	Y	1,000,000

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. [Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.]

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3149 / FAX: (604) 844-7502 / EMAIL: linda.shardlow@tsxventure.com.

Yours truly,

Linda Shardlow

Linda Shardlow
Analyst
Listed Issuer Services

LS\sm
Cc: Regent Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\130244\1

82-2600

TSX venture EXCHANGE

July 15, 2004

Douglas E. Eacrett
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

SEC MAIL PROCESSING SECTION RECEIVED AUG 11 2004 WASH. D.C. 181

Dear Sirs\Mesdames:

Re: **ASC INDUSTRIES LTD. ("ASD")**
REGENT VENTURES LTD. ("REV")
Property-Asset Agreement – Submission No: 94180

This is to confirm that TSX Venture Exchange has accepted for filing a Mineral Property Option Agreement dated June 9, 2004 between ASC and Regent whereby ASC has been granted an option to acquire a 50% interest in the Hobo Creed, Red Mountain area group of claims located in the Mayo and Dawson Mining Districts, Yukon Territory. Within 10 days of Exchange acceptance of the agreement for filing, ASC will issue to Regent 350,000 share purchase warrants exercisable into common shares at $0.55 per share for a one year period. In addition, ASC must expend a total of $1,500,000 in exploration and development on or before November 30, 2006 of which $300,000 must be incurred on or before November 30, 2004 and not less than $800,000 of cumulative exploration costs on or before November 30, 2005. Regent will retain a 1% Net Smelter Return Royalty over the property.

A press release confirming the closing of the transaction must be issued by the Company. The press release must disclose the expiry dates of the hold period(s) for the securities issued as part of the transaction, as well as any securities issued as bonuses, finders' fees or commissions in connection with the transaction.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong
Analyst
Listed Issuer Services

JW\sm

File ::ODMA\PCDOCS\DOCP\1330073\1

82-2000

July 30, 2004

TSX venture EXCHANGE

By Facsimile

Douglas E. Eacrett
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

Dear Sir\Madame:

Re: **Regent Ventures Ltd. (the "Company") – Submission #95345**
Stock Option Plan – Rolling 10% of Issued Shares

TSX Venture Exchange (the "Exchange") has accepted the yearly filing of the Company's Stock Option Plan (the "Plan"), which was re-approved by the Company's shareholders at the Annual General Meeting that was held on March 31, 2004. The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan.

The Company is to provide our office with the Summary Form (Form 4G) at the end of each calendar month in which the stock options are granted. The Exchange will not be issuing an acceptance letter upon receipt of the form. These forms will be subject to an audit and the Exchange may contact the Company with further questions.

We wish to remind the Company that shareholder approval must be obtained yearly at the Company's Annual General Meeting. In addition, the Plan must be submitted for Exchange review and acceptance each year.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3149 / FAX: (604) 844-7502 / EMAIL: linda.shardlow@tsxventure.com.

Yours truly,

Linda Shardlow

Linda Shardlow
Analyst
Listed Issuer Services

LS\sm
Cc: Regent Ventures Ltd.

File: #1338777